Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 11 DATED NOVEMBER 12, 2020
TO THE OFFERING CIRCULAR DATED JUNE 25, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated June 25, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 26, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – Kenmore J.C. LLC

On May 21, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $12,770,000, (the “Kenmore J.C. Senior Loan”). The borrower, Kenmore J.C. LLC, a California limited liability company (“Kenmore J.C.”), used the loan proceeds to recapitalize 13,785 square feet of land that was permitted and built 29 for-sale condominium units located at 900 South Kenmore Avenue, Los Angeles, CA 90006 (the “Kenmore J.C. Property”). Details of this acquisition can be found here.

Kenmore J.C. has substantially completed its business plan and has nearly obtained certificates of occupancy for the condominium building. Minor items, such as permanent power (utilities) and municipal approval are necessary before individual units can be sold.

Consequently, on November 6, 2020, Kenmore J.C. paid off the investment for the full amount of principal drawn-to-date, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 10.25%. Kenmore J.C. repaid the Kenmore J.C. Senior Loan by refinancing with a bridge loan.